Exhibit (a)(1)(A)

OFFER TO PURCHASE FOR CASH
678,000 ORDINARY SHARES
of
SCOPUS VIDEO NETWORKS LTD.
at
$5.25 PER SHARE
by
OPTIBASE LTD.

THE INITIAL OFFER PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW
YORK TIME, ON MONDAY, AUGUST 6, 2007, UNLESS THE OFFER IS EXTENDED.

We, Optibase Ltd., a company organized under the laws of Israel, are offering to purchase 678,000 ordinary shares, NIS 1.40 par value per share, of Scopus Video Networks Ltd., or Scopus shares, at the price of $5.25 per Scopus share (subject to withholding taxes, as applicable), in cash, without interest. As of June 3, 2007, there were 13,465,995 Scopus shares issued and outstanding.

THE OFFER IS SUBJECT TO THE CONDITIONS DESCRIBED IN SECTION 11. THE PRINCIPAL
CONDITIONS ARE THAT:

—	AT LEAST 678,000 SCOPUS SHARES ARE VALIDLY TENDERED AND NOT PROPERLY WITHDRAWN PRIOR TO THE COMPLETION OF THE INITIAL OFFER PERIOD (AS DEFINED BELOW), REPRESENTING AT LEAST 5% OF THE VOTING POWER IN SCOPUS; AND

—	IN ACCORDANCE WITH ISRAELI LAW, SINCE THE CONSUMMATION OF THE OFFER WOULD RESULT IN OUR BEING THE BENEFICIAL OWNER OF SCOPUS SHARES REPRESENTING MORE THAN 25.0% OF THE VOTING POWER IN SCOPUS AND NO OTHER PERSON OWNS AT LEAST 25.0% OF THE VOTING POWER, AT THE COMPLETION OF THE INITIAL OFFER PERIOD, THE AGGREGATE NUMBER OF SCOPUS SHARES VALIDLY TENDERED AND NOT PROPERLY WITHDRAWN (EXCLUDING THE SCOPUS SHARES HELD BY US, CERTAIN OF OUR AFFILIATES OR BY CERTAIN OF SCOPUS’ AFFILIATES) MUST EXCEED THE NUMBER OF SCOPUS SHARES REPRESENTED BY NOTICES OF OBJECTION TO THE CONSUMMATION OF THE OFFER.

THE OFFER IS NOT CONDITIONED ON THE AVAILABILITY OF FINANCING OR THE APPROVAL OF THE BOARD OF DIRECTORS OF SCOPUS. PLEASE READ SECTION 11, WHICH SETS FORTH IN FULL THE CONDITIONS TO THE OFFER.

IF MORE THAN 678,000 SCOPUS SHARES ARE VALIDLY TENDERED AND NOT PROPERLY WITHDRAWN, WE WILL PURCHASE A PRO RATA NUMBER OF SCOPUS SHARES FROM ALL TENDERING SHAREHOLDERS, SO THAT WE WOULD PURCHASE NO MORE THAN 678,000 SCOPUS SHARES.

THE INITIAL PERIOD OF THE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK TIME, ON MONDAY, AUGUST 6, 2007, UNLESS THE INITIAL PERIOD OF THE OFFER IS EXTENDED. WE REFER TO THIS PERIOD, AS MAY BE EXTENDED, AS THE INITIAL OFFER PERIOD. UPON THE TERMS OF, AND SUBJECT TO THE CONDITIONS TO, THE OFFER, IF PRIOR TO THE COMPLETION OF THE INITIAL OFFER PERIOD, ALL THE CONDITIONS TO THE OFFER ARE SATISFIED OR, SUBJECT TO APPLICABLE LAW, WAIVED BY US, THE CONSUMMATION OF THE OFFER WOULD RESULT IN OUR BEING THE BENEFICIAL OWNER OF SCOPUS SHARES REPRESENTING MORE THAN 25.0% OF THE VOTING POWER IN SCOPUS. IN ACCORDANCE WITH ISRAELI LAW, WE WILL THEN PROVIDE YOU WITH AN ADDITIONAL FOUR CALENDAR-DAY PERIOD, UNTIL 5:00 P.M., NEW YORK TIME, ON FRIDAY, AUGUST 10, 2007, DURING WHICH YOU MAY TENDER YOUR SCOPUS SHARES. WE REFER TO THIS ADDITIONAL PERIOD AS THE ADDITIONAL OFFER PERIOD. THESE DATES WILL CHANGE IF WE DECIDE TO EXTEND THE INITIAL OFFER PERIOD. See Section 1 and Section 11.

The Scopus shares are listed on the Nasdaq Global Market, or Nasdaq, and under the symbol “SCOP.” On July 5, 2007, the last trading day before commencement of the offer, the closing sale price of the Scopus shares was $4.96 on Nasdaq. We encourage you to obtain current market quotations for the Scopus shares before deciding whether to tender your Scopus shares. See Section 6.

The Information Agent for the offer is:

July 6, 2007

IMPORTANT

        The offer has not been approved or disapproved by the Securities and Exchange Commission, or the Commission, the Israeli Securities Authority, or ISA, or any state securities commission, nor has the Commission, ISA, or any state securities commission passed upon the fairness or merits of the offer or upon the accuracy or adequacy of the information contained in this offer to purchase. Any representation to the contrary is a criminal offense.

        We have not authorized any person to make any recommendation on our behalf as to whether you should or should not tender your Scopus shares in the offer. You should rely only on the information contained in this offer to purchase and the other related documents delivered to you or to which we have referred you. We have not authorized any person to give any information or to make any representation in connection with the offer, other than those contained in this offer to purchase and the other related documents delivered to you or to which we have referred you. If anyone makes any recommendation or representation to you or gives you any information, you must not rely on that recommendation, representation or information as having been authorized by us.

        Holders of Scopus shares should tender their Scopus shares to Computershare Trust Company, N.A., the Depositary of this offer, pursuant to the instructions in Section 3. For the addresses and telephone number of our Depositary, see the back cover of this offer to purchase. Section 3 also describes a right that shareholders have to object to the offer.

        Upon the terms of, and subject to the conditions to, the offer (including any terms of, and conditions to, any extension or amendment), subject to proration, we will accept for payment and pay for the Scopus shares that are validly tendered and not properly withdrawn prior to 5:00 p.m., New York time, on Monday, August 6, 2007, unless and until we extend the period of time during which the initial period of the offer is open.  This period is referred to as the Initial Offer Period, and the date of completion of the Initial Offer Period is referred to as the Initial Completion Date. We will publicly announce in accordance with applicable law, and in any event issue a press release by 9:00 a.m., New York time, on the business day following the Initial Completion Date, stating whether or not the conditions to the offer have been satisfied or, subject to applicable law, waived by us. If the conditions to the offer are satisfied or, subject to applicable law, waived by us, the consummation of the offer would result in our being the beneficial owner of Scopus shares representing more than 25.0% of the voting power in Scopus, then, as required by Israeli law if, with respect to each Scopus share owned by you:

—	you have not yet responded to the offer;

—	you have notified us of your objection to the offer; or

—	you have tendered such Scopus share but have withdrawn your tender during the Initial Offer Period,

you will be afforded an additional four calendar-day period, until 5:00 p.m., New York time, on Friday, August 10, 2007, during which you may tender such Scopus share.  We refer to this additional period as the Additional Offer Period.  These dates will change if we decide to extend the Initial Offer Period. Scopus shares tendered during the Initial Offer Period may be withdrawn at any time prior to 5:00 p.m., New York time, on the Initial Completion Date (as may be extended), but not during the Additional Offer Period. See Section 1, Section 4 and Section 11.

        Any questions and requests for assistance may be directed to The Altman Group, our Information Agent, at the address and telephone number set forth on the back cover of this offer to purchase.

        Additional copies of this offer to purchase, the Letter of Transmittal and other related materials may be obtained from the Information Agent upon request.

        Unless the context otherwise requires, all references in this offer to purchase to “Optibase,” “us,” “we,” and “our” are to Optibase Ltd.  All references to “Scopus” are to Scopus Video Networks Ltd. All references to “Nasdaq” are to the Nasdaq Global Market. All references to “dollars” or “$” are to United States dollars and all references to “NIS” are to New Israel Shekel.

SUMMARY TERM SHEET

        This summary term sheet is a brief summary of the material provisions of this offer to purchase 678,000 ordinary shares of Scopus, NIS 1.40 par value per share (which we refer to as the shares) being made by Optibase, and is meant to help you understand the offer.  This summary term sheet is not meant to be a substitute for the information contained in the remainder of this offer to purchase, and the information contained in this summary term sheet is qualified in its entirety by the fuller descriptions and explanations contained in the later pages of this offer to purchase.  The following are some of the questions you, as a shareholder of Scopus, may have about us and the offer and answers to those questions.  You are urged to read carefully this entire offer to purchase, the Letter of Transmittal and other related documents delivered to you prior to making any decision regarding whether to tender your shares.

Who is offering to buy my securities?

        We are Optibase Ltd., an Israeli company, and our shares are listed on the Nasdaq Global Market under the symbol “OBAS.” We provide professional encoding, decoding, video server upload and streaming solutions for telecom operators, service providers, broadcasters and content creators.  See Section 9.

How many shares are sought in the offer?

        Subject to certain conditions, we are offering to purchase 678,000 shares of Scopus, representing approximately 5.0% of Scopus’ issued and outstanding shares and of the voting power in Scopus (based on 13,465,995 shares issued and outstanding as of June 3, 2007).

        If more than 678,000 shares are validly tendered and not properly withdrawn, we will purchase 678,000 shares on a pro rata basis from all shareholders who have tendered their shares in the Initial Offer Period and the Additional Offer Period.  In these circumstances, the number of shares that we will purchase from each tendering shareholder will be based on the total number of shares validly tendered and not properly withdrawn by all shareholders prior to the expiration of the Additional Offer Period. See Section 1.

Why are you making the offer?

        We are making the offer in order to comply with the requirements of Israeli law. Under Israeli law, a purchase of shares of a public company may not be made other than by way of a “special tender offer” meeting certain requirements if, among other things, as a result of the purchase, the purchaser would own 25.0% or more of the aggregate voting power in the company and no other person owns at least 25.0% of the voting power. Accordingly, since we beneficially own approximately 22.5% of the issued and outstanding shares of, and voting power in, Scopus, in order for us to purchase additional shares of Scopus that would increase our voting power in Scopus to 25.0% or more, we are required to conduct a “special tender offer” meeting the requirements of Israeli law.  See “Background to the Offer – Background” and “Background to the Offer – Purpose of the Offer; Reasons for the Offer.”

How much are you offering to pay and what is the form of payment?

        We are offering to pay $5.25 per share (subject to withholding taxes, as applicable), in cash, without interest.  All shareholders tendering their shares in the offer will be paid solely in United States dollars. See “Introduction,” Section 1 and Section 2. See Section 5 with respect to withholding taxes.

What percentage of the shares do you currently own and how much will you own if the offer is completed?

        We currently beneficially own 3,035,223 shares of Scopus, representing approximately 22.5% of Scopus’ issued and outstanding shares (based on 13,465,995 shares issued and outstanding as of June 3, 2007).  Following consummation of the offer, we will beneficially own approximately 27.6% of Scopus’ issued and outstanding shares (based on 13,465,995 issued and outstanding shares of Scopus as of June 3, 2007). See “Introduction,” “Background to the Offer – Beneficial Ownership of Shares” and Section 11.

What is the market value of my shares as of a recent date?

        On July 5, 2007, the last full trading day before we commenced the offer, the closing price per share as reported on Nasdaq was $4.96. You should obtain a recent quotation for your shares prior to deciding whether or not to tender your shares. See Section 6.

Do you have the financial resources to pay the purchase price in the offer?

        Yes. The purchase of the shares in the offer will be financed by our own internal resources. The offer is not subject to the receipt of financing.

Can I object to the offer?

        Yes. Pursuant to Israeli law, you may object to the offer. If you want to notify us of your objection to the offer you must complete and sign the accompanying notice of objection and deliver such notice prior to the completion of the Initial Offer Period on August 6, 2007 (as may be extended by us) by following the procedures and instructions described in Section 3. Under Israeli law, since the consummation of the offer would result in our being the beneficial owner of Scopus shares representing more than 25.0% of the voting power in Scopus and no other person owns at least 25.0% of the voting power, the aggregate number of shares tendered in the offer at the completion of the Initial Offer Period must exceed the number of shares represented by notices of objection to the offer. This is one of the conditions to the offer and if it is not met we will be prohibited from purchasing any shares tendered in the offer. See the answer to the question “What are the most significant conditions to the offer?” below, “Background to the Offer – Rights of Shareholders Who Do Not Accept the Offer,” Section 3 and Section 11.

What are the most significant conditions to the offer?

        The offer is conditioned on, among other things, the following:

—	at least 678,000 shares must be validly tendered and not properly withdrawn, prior to the completion of the Initial Offer Period on August 6, 2007 (as may be extended by us), representing at least 5% of the voting power in Scopus; and

—	in accordance with Israeli law, since the consummation of the offer would result in our being the beneficial owner of Scopus shares representing more than 25.0% of the voting power in Scopus and no other person owns at least 25.0% of the voting power, at the completion of the Initial Offer Period on August 6, 2007 (as may be extended by us), the aggregate number of shares validly tendered in the offer and not properly withdrawn (excluding shares held by us, certain of our affiliates or by certain Scopus’affiliates) must be greater than the number of shares represented by notices of objection to the offer.

        The offer is not conditioned on the availability of financing or the approval of the board of directors of Scopus. See “Background to the Offer – Rights of Shareholders Who Do Not Accept the Offer” and Section 11, which sets forth in full the conditions to the offer and describes those conditions to the offer that are waiveable by us.

What will happen if the conditions to the offer are not satisfied?

        If any of the conditions are not satisfied, we may elect not to purchase, or may be prohibited from purchasing, any shares tendered in the offer, or, subject to applicable law, we may waive such conditions.  See “Introduction,” Section 1 and Section 11.

How long do I have to decide whether to tender in the offer?

        You may tender your shares until 5:00 p.m., New York time, on August 6, 2007 (as may be extended by us).  We refer to the period from the commencement of the offer until August 6, 2007 (as may be extended by us) as the Initial Offer Period, and the date of completion of the Initial Offer Period is referred to as the Initial Completion Date.

        We will publicly announce in accordance with applicable law, and in any event issue a press release by 9:00 a.m. New York time, on the business day following the Initial Completion Date, stating whether or not the conditions to the offer have been satisfied or, subject to applicable law, waived by us.  If the conditions to the offer are satisfied or, subject to applicable law, waived by us, the consummation of the offer would result in our being the beneficial owner of Scopus shares representing more than 25.0% of the voting power in Scopus, then as required by Israeli law if, with respect to each share owned by you:

—	you have not yet responded to the offer;

—	you have notified us of your objection to the offer; or

—	you have tendered such share but have withdrawn your tender during the Initial Offer Period,

you will be afforded an additional four calendar-day period following the Initial Completion Date, until 5:00 p.m., New York time, on Friday, August 10, 2007, during which you may tender such share.  We refer to this additional period as the Additional Offer Period and the date of expiration of the Additional Offer Period is referred to as the Final Expiration Date.  These dates will change if we decide to extend the Initial Offer Period. See “Introduction,” Section 1, Section 3 and Section 11.

How do I tender my shares and to which depositary should I tender?

        You should tender your shares to the Depositary by following the procedures and instructions described in Section 3.

Can I tender my shares using a guaranteed delivery procedure?

         No.  You may only tender your shares by following the procedures and instructions described in Section 3.

When can I withdraw the shares I tendered in the offer?

        You may withdraw any previously tendered shares at any time prior to the completion of the Initial Offer Period, but not during the Additional Offer Period.  In addition, under U.S. law, tendered shares may be withdrawn at any time after 60 days from the date of the commencement of the offer if the shares have not yet been accepted for payment by us. See Section 1 and Section 4.

When will you pay for the shares tendered in the offer?

        Shares validly tendered in the offer and not properly withdrawn will be paid for promptly following the Final Expiration Date, subject to proration.

Can the offer be extended, and under what circumstances?

        We have the right, in our sole discretion, to extend the Initial Offer Period, subject to applicable law. Under certain circumstances, we may be required by law to extend the Initial Offer Period. See Section 1.

How will I be notified if the offer is extended?

        If we decide to extend the Initial Offer Period, we will inform the Depositary and the Information Agent of that fact.  We will also publicly announce the new initial completion date in accordance with applicable law, and in any event issue a press release to this effect no later than 9:00 a.m., New York time, on the first business day following the day on which we decide to extend the Initial Offer Period. See Section 1.

Has Scopus or its board of directors adopted a position on the offer?

        Under Israeli law, Scopus’ board of directors is required to express its opinion to the shareholders on the advisability of the offer.  Scopus’ board of directors may refrain from expressing an opinion if it cannot do so, as long as it gives the reasons for not providing an opinion.

        Under applicable U.S. law, no later than 10 U.S. business days from the date of this offer to purchase, Scopus is required to publish, send or give to you a statement disclosing that it either recommends acceptance or rejection of the offer, expresses no opinion and remains neutral toward the offer, or is unable to take a position with respect to the offer.

What are the tax consequences of the offer?

        The receipt of cash for shares accepted for payment by us from tendering shareholders who are “United States persons” for United States federal income tax purposes will be treated as a taxable transaction for United States federal income tax purposes.

        The receipt of cash for shares accepted for payment by us from tendering shareholders will generally be a taxable transaction for Israeli income tax purposes for both Israeli residents and non-Israeli residents, unless a specific exemption is available or a tax treaty between Israel and the shareholder’s country of residence provides otherwise.

        The receipt of cash for shares accepted for payment by us from tendering shareholders is generally subject to the withholding of Israeli tax at the source, at the rate of 20% in the case of individuals and 25% in the case of entities.  We have obtained an approval from the Israeli Tax Authority with respect to the Israeli withholding tax rates applicable to shareholders as a result of the purchase of shares in the offer. The approval provides, among other things, that tendering shareholders who certify that they are non-Israeli residents, purchased their Scopus shares following the initial public offering of Scopus (i.e. after December 13, 2005) or are residents of a country that signed a treaty for prevention of double taxation with the State of Israel and hold their shares directly or through a foreign (non-Israeli) broker or financial institution, will not be subject to Israeli withholding tax.

         We recommend that you seek professional advice from your own advisors concerning the tax consequences applicable to your particular situation. See Section 5.

Will the offer result in the delisting of Scopus’ shares?

        No. We expect that Scopus’ shares will continue to trade on Nasdaq following completion of the offer. See Section 7.

With whom may I talk if I have questions about the offer?

        You can call The Altman Group, our Information Agent, at (800) 622-1525 or (201) 806-7300, during normal business hours.  See the back cover of this offer to purchase.

INTRODUCTION

        We, Optibase Ltd., hereby offer to purchase 678,000 ordinary shares, par value NIS 1.40 per share, of Scopus Video Networks Ltd., or the shares, at a price of $5.25 per share, net to you (subject to withholding taxes, as applicable), in cash, without interest.  The offer is subject to the terms and conditions set forth in this offer to purchase, the Letter of Transmittal and the other related documents delivered to you.

        Scopus’ shares are listed on the Nasdaq Global Market, or Nasdaq, under the symbol “SCOP.”  As of the date of this offer to purchase, we beneficially own 3,305,223 shares, representing approximately 22.5% of the issued and outstanding shares of Scopus (based on 13,465,995 shares issued and outstanding as of June 3, 2007). As a result, if we purchase 678,000 shares in the offer, we would beneficially own 3,983,223 shares, representing approximately 27.6% of the issued and outstanding shares of Scopus (based on 13,465,995 issued and outstanding shares as of June 3, 2007).

        We are an Israeli company, and our shares are listed on the Nasdaq Global Market under the symbol “OBAS.” We provide professional encoding, decoding, video server upload and streaming solutions for telecom operators, service providers, broadcasters and content creators.

        The initial period of the offer will be completed at 5:00 p.m., New York time, on August 6, 2007.  We refer to the period from the commencement of the offer until August 6, 2007, as the Initial Offer Period, and the date of completion of the Initial Offer Period is referred to as the Initial Completion Date.  We will publicly announce in accordance with applicable law, and in any event issue a press release by 9:00 a.m., New York time, on the business day following the Initial Completion Date, stating whether or not the conditions to the offer have been satisfied or, subject to applicable law, waived by us. If the conditions to the offer have been satisfied or, subject to applicable law, waived by us, the consummation of the offer would result in our being the beneficial owner of Scopus shares representing more than 25.0% of the voting power in Scopus, then as required by Israeli law if, with respect to each share owned by you: (a) you have not yet responded to the offer; (b) you have notified us of your objection to the offer; or (c) you have tendered such share but have withdrawn your tender during the Initial Offer Period, you will be afforded an additional four calendar-day period, until 5:00 p.m., New York time, on August 10, 2007, during which you may tender each such share.  We refer to this additional period as the Additional Offer Period and the date of expiration of the Additional Offer Period is referred to as the Final Expiration Date.  These dates will change if we decide to extend the Initial Offer Period.

        If you are a record owner of shares and tender directly to Computershare Trust Company, N.A., the Depositary, you will generally not be obligated to pay brokerage, service fees or commissions or, except as set forth in the Letter of Transmittal, share transfer taxes with respect to our purchase of shares in the offer. If you hold your shares through a bank or broker, you should check whether they charge any service or other fees.

        Under certain circumstances, you may be subject to U.S. federal backup withholding of 28.0% of the gross proceeds payable to you pursuant to the offer and to Israeli withholding tax at various rates, depending on your personal situation. See Section 5 for a more detailed description of the material U.S. federal income tax and Israeli tax considerations applicable to Scopus’ shareholders in connection with the offer.  We recommended that you seek professional advice from your own advisors concerning the tax consequences applicable to your particular situation.

        We will pay the fees and expenses of the Depositary in connection with the offer.  The Depositary will act as an agent for tendering shareholders for the purpose of receiving payment from us and transmitting payments to tendering shareholders whose shares are accepted for payment.  We will also pay the fees and expenses of The Altman Group, our Information Agent that will facilitate and answer questions concerning the offer during normal business hours.

        The offer is conditioned on at least 678,000 shares being validly tendered and not properly withdrawn, and we may terminate the offer if less than 678,000 shares are validly tendered and not properly withdrawn, prior to 5:00 p.m., New York time, on the Initial Completion Date.  Certain other conditions to the consummation of the offer are described in Section 11.  We reserve the right (subject to applicable law and the rules of the Securities and Exchange Commission, or the Commission) to amend or, other than the conditions set forth in clause (a) of Section 11, waive  any one or more of the terms of, and conditions to, the offer.  However, if any of these conditions are not satisfied, we may elect not to purchase, or may be prohibited from purchasing any shares tendered in the offer.  The offer is not conditioned on our obtaining financing or the approval of the board of directors of Scopus.  See Section 1, Section 10 and Section 11.

        Under Israeli law, Scopus’ board of directors is required to express its opinion to the shareholders on the advisability of the offer.  Scopus’ board of directors may refrain from expressing an opinion if it cannot do so, as long as it gives the reasons for not providing an opinion.  Under applicable U.S. law, no later than 10 U.S. business days from the date of this offer to purchase, Scopus is required to publish, send or give to you a statement disclosing that it either recommends acceptance or rejection of the offer, expresses no opinion and remains neutral toward the offer, or is unable to take a position with respect to the offer.

        This offer to purchase, the Letter of Transmittal and the other related documents delivered to you contain important information which should be read carefully before any decision is made with respect to the offer.

FORWARD-LOOKING STATEMENTS

        This offer to purchase, the Letter of Transmittal and the other related documents delivered to you and/or incorporated by reference herein include “forward-looking statements” that are not purely historical regarding our intentions, hopes, beliefs, expectations and strategies for the future, including:

—	any statements of the plans, objectives or expectations regarding the future operations or status of us or Scopus;

—	any anticipated trends;

—	any statements regarding future economic conditions or performance; and

—	any statement of assumptions underlying any of the foregoing.

        Forward-looking statements that are based on various assumptions (some of which are beyond our control) may be identified by the use of forward-looking terminology, such as “may,” “can be,” “will,” “expects,” “anticipates,” “intends,” “believes,” “projects,” “potential,” “are optimistic,” “view” and similar words and phrases. Such forward-looking statements are inherently subject to known and unknown risks and uncertainties. Actual results could differ materially from those set forth in forward-looking statements due to a variety of factors, including, but not limited to:

—	changes in domestic and foreign economic and market conditions;

—	uncertainty as to the completion of the offer; and

—	the risk factors detailed in Scopu’s most recent annual report on Form 20-F and its other filings with the Commission.

        See Section 9 of this offer to purchase for a discussion of certain information relating to us. Except as may be required by law, we do not undertake, and specifically disclaim, any obligation to publicly release the results of any revisions which may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such forward-looking statements.

        You should assume that the information appearing in this offer to purchase is accurate as of the date on the front cover of this offer to purchase only.

BACKGROUND TO THE OFFER

Background

        From June 2006 through October 2006, we held discussions with members of Scopus’ management, certain of Scopus’ representatives and the board of directors of Scopus to discuss a possible negotiated business transaction with Scopus. No further discussions were held with Scopus’ management since October 2006.

        In January 2007, we purchased from Koor Industries Ltd. and Koor Corporate Venture Capital (together, “Koor Entities”), in a private transaction, 3,035,223 ordinary shares of Scopus at an aggregate purchase price of $15,934,920. Following the transaction in January 2007, we requested Scopus to register our Scopus shares with the Commission pursuant to certain registration rights that were assigned to us by Koor Entities.

        On May 31, 2007, pursuant to Section 66(b) of the Israeli Companies Law of 1999, or the Companies Law, we requested from Scopus that Mr. Hilman, a member of our board of directors, appear as a director nominee in the proxy statement to be distributed by Scopus in connection with its next annual general meeting. Section 66(b) of the Companies Law allows any shareholder of an Israeli corporation that holds at least one percent of the voting rights in the general meeting of such corporation to submit a proposal to be included in the proxy statement of such corporation. The proposal can be excluded by the corporation if the proposal is not a proper subject for action by shareholders. Additionally, we requested that Scopus provide us certain financial information required by us in order to comply with our disclosure obligations under applicable laws. On June 14, 2007, Scopus requested us to provide certain background information on Mr. Hilman in order to consider his qualifications to serve as a member of the board of directors and audit committee of Scopus. We responded to such request on July 1, 2007.

        In the ordinary course of our business, we review from time to time the performance of our investments and consider possible strategies for enhancing value. As part of our ongoing review of our investment in Scopus, we explore, from time to time, the possibilities of acquiring additional, or disposing of, shares of Scopus.

        Under Israeli law, a purchase of the shares of a public company may not be made other than by way of a “special tender offer” meeting certain requirements, if, among other things, as a result of the purchase, the purchaser would own 25.0% or more of the aggregate voting power in the company and no other person owns at least 25.0% of the voting power. Accordingly, since we beneficially own approximately 22.5% of the issued and outstanding shares of, and voting power in, Scopus, in order for us to purchase additional shares of Scopus that would increase our voting power in Scopus to 25.0% or more, we are required to conduct a “special tender offer” meeting the requirements of Israeli law.  Under Israeli law, in a special tender offer, we must tender for shares representing no less than 5.0% of the voting power in Scopus.

        In addition, under Israeli law, once a shareholder owns 25.0% or more of the voting power in a company, such shareholder may purchase shares in the open market or through private transactions, and not solely through a tender offer, unless as a result of the purchase the shareholder would own in excess of 45.0% of the voting power in the company, assuming no other person owns more than 45.0% of the voting power in such company.

        Accordingly, we commenced preparations to enable the possibility of a special tender offer per the requirements of the Israeli law and requested from the Israeli Tax Authority, or the ITA, an approval with respect to the Israeli withholding tax rates applicable to the offer.

        On July 2, 2007, we received the approval of the ITA with respect to the Israeli withholding tax rates applicable to the offer.

        On July 5, 2007, we convened a meeting of our board of directors. At this meeting, our board of directors resolved to authorize our management to commence a tender offer for Scopus shares and approved the terms of the offer.  We commenced the offer on July 6, 2007.

Purpose of the Offer; Reasons for the Offer

        The purpose of the offer is for Optibase to increase its beneficial ownership of the issued and outstanding shares of, and voting power in, Scopus from its current level of approximately 22.5% up to approximately 27.6%. According to Israeli law, since no other person owns at least 25.0% of the voting power in Scopus, we are not permitted to acquire additional shares if such acquisition would result in our percentage ownership of the voting power in Scopus being equal to or in excess of 25.0%, other than by means of a special tender offer.

        Following consummation of the offer, we will beneficially own approximately 27.6% of Scopus’ issued and outstanding shares and will be deemed, under Israeli law, a controlling shareholder of Scopus. Under Israeli law, transactions between us and Scopus, and transactions of Scopus in which we have an interest (other than solely through our ownership of Scopus’ shares), which (i) are not in the ordinary course of business, (ii) are not on market terms, or (iii) may materially affect the profitability, assets or liabilities of Scopus, require the approval of Scopus’ shareholders by a special majority.  Specifically, in addition to approval by Scopus’ board of directors and the audit committee thereof, such transactions require approval by at least one-third of the disinterested shareholders voting on the matter (votes abstaining shall not be taken into account in counting the above-referenced shareholder votes), or that the disinterested shareholders who voted against it do not constitute more than 1.0% of the voting rights in Scopus.

Plans for Scopus after the Offer; Certain Effects of the Offer

        Except as otherwise described below or elsewhere in this offer to purchase, we and, to our knowledge after due inquiry of the relevant person, the persons set forth on Schedule I, have no current plans or proposals that relate to or would result in the following:

—	an extraordinary corporate transaction, merger, reorganization or liquidation involving Scopus or any of its subsidiaries;

—	a purchase, sale or transfer of a material amount of the assets of Scopus or any of its subsidiaries;

—	any material change in the present dividend rate or policy or indebtedness or capitalization of Scopus;

—	any change in the present board of directors and management of Scopus (including any plan or proposal to change the number or term of directors or to change any material term of the employment contract of any executive officer);

—	any other material change in Scopus’ corporate structure or business;

—	a delisting of the shares; or

—	the shares becoming eligible for termination of registration under Section 12(g)(4) of the United States Securities Exchange Act of 1934, as amended, or the Exchange Act.

        If the offer is consummated, we may from time to time consider although we have no current plans to do so, additional purchases of shares of Scopus pursuant to one or more open-market purchases, through private transactions or through tender offers or otherwise, subject to applicable U.S. and Israeli law.  Future purchases may be on the same terms or on terms that are more or less favorable to Scopus’ shareholders than the terms of the offer. Any possible future purchases will depend on many factors, including the results of the offer, the market price of Scopus’ shares, our business and financial position and general economic and market conditions. In addition, following consummation of the offer, we may also determine to dispose of the shares, in whole or in part, at any time and from time to time, subject to applicable laws.  Any such decision would be based on our assessment of a number of different factors, including, without limitation, the business, prospects and affairs of Scopus, the market for the shares, the condition of the securities markets, general economic and industry conditions and other opportunities available to us.

        Under Israeli law, if a shareholder owns equal to or in excess of 25.0% of the voting power in a company, such shareholder may purchase shares in the open market or through private transactions, and not solely by means of a tender offer, unless as a result of the purchase the shareholder would own in excess of 45.0% of the voting power in the company, if no other person owns in excess of 45.0% of the voting power. Accordingly, to the extent that we will beneficially own 25.0% or more of the voting power in Scopus following consummation of the offer, we may purchase shares in the open market or through private transactions, and not solely by means of a tender offer, as long as our voting power in Scopus does not exceed 45.0%, assuming no other person owns in excess of 45.0% of the voting power in Scopus.

        However, under Israeli law, we, our current controlling shareholders and any corporation under our or their control, are prohibited from conducting an additional tender offer for Scopus’ shares and from merging with Scopus within 12 months from the date of this offer to purchase.

Rights of Shareholders Who Do Not Accept the Offer

        You will have no appraisal or similar rights with respect to the offer.  Under Section 331 of the Companies Law, you may respond to the offer by accepting the offer or notifying us of your objection to the offer.  Alternatively, you may simply not respond to the offer and not tender your shares. Since the offer would result in us purchasing a number of shares such that following the consummation of the offer, we will beneficially own more than 25.0% of the voting power in Scopus and no other person owns at least 25.0% of the voting power, it is a condition to the offer that at the completion of the Initial Offer Period, the aggregate number of shares validly tendered in the offer and not properly withdrawn is greater than the number of shares represented by Notices of Objection (excluding shares held by us, certain of our affiliates or by certain of Scopus’ affiliates.  As required by Section 331(c) of the Israeli Companies Law, in making this calculation, we exclude shares held by us, our controlling shareholders, shareholders who own a controlling parcel of shares in Scopus (i.e., shareholders who own 25.0% or more of the voting power in Scopus), or of persons on their behalf or on our behalf, including their relatives (i.e., spouse, sibling, parent, grandparent, child or child of spouse or spouse of any of the above) and corporations under their control.

        An excerpt of Section 331 of the Companies Law is attached as Annex A. Please see Section 3 for instructions on how to notify us of your objection to the offer.

Related Party Transactions

        Except as set forth in this offer to purchase, neither we nor, to our knowledge after due inquiry of the relevant person, any of the persons listed on Schedule I, has had any business relationship or transaction during the past two years with Scopus or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the Commission applicable to the offer. Except as set forth in this offer to purchase, there have been no negotiations, transactions or material contacts during the past two years between us or any of our subsidiaries, to our knowledge after due inquiry of the relevant person, any of the persons listed in Schedule I, on the one hand, and Scopus and its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer, exchange offer or other acquisitions of Scopus’ securities, an election of Scopus’ directors or a sale or other transfer of a material amount of assets of Scopus.

Beneficial Ownership of Scopus Shares

        Our Equity Interest in Scopus.  As of June 3, 2007, there were 13,465,995 of Scopus’ shares issued and outstanding. The 678,000 shares we are offering to purchase in the offer represent approximately 5.0% of the 13,465,995 shares issued and outstanding as of June 3, 2007. None of the individuals listed on Schedule I is known by us to be the beneficial owner of Scopus’ shares or options. Neither we nor, to our knowledge after due inquiry of the relevant person, any of the individuals listed on Schedule I, has executed any transaction in Scopus’ securities during the last 60 days.

THE TENDER OFFER

        YOU SHOULD READ THIS OFFER TO PURCHASE, THE LETTER OF TRANSMITTAL AND THE OTHER RELATED DOCUMENTS DELIVERED TO YOU CAREFULLY BEFORE YOU MAKE ANY DECISION WITH RESPECT TO THE OFFER.

1.	TERMS OF THE OFFER; PRORATION; EXPIRATION DATE.

        The offer is being made to all of Scopus’ shareholders.  Upon the terms of, and subject to the conditions to, the offer (including any terms of, and conditions to, any extension or amendment), subject to proration, we will accept for payment and pay for shares, that are validly tendered and not properly withdrawn in accordance with Section 4 prior to 5:00 p.m., New York time, on August 6, 2007, unless and until we extend the period of time during which the initial period of the offer is open.  We refer to the period from the commencement of the offer until August 6, 2007 (subject to extension as described below), as the Initial Offer Period, and the date of completion of the Initial Offer Period is referred to as the Initial Completion Date.

        We will publicly announce in accordance with applicable law, and in any event issue a press release by 9:00 a.m. New York time, on the business day following the Initial Completion Date, stating whether or not the conditions to the offer have been satisfied or, subject to applicable law, waived by us. If the conditions to the offer have been satisfied or, subject to applicable law, waived by us, the consummation of the offer would result in our being the beneficial owner of Scopus Shares representing more than 25.0% of the voting power in Scopus, then as required by the Israeli law the shareholders who have, with respect to each share owned by them:

—	not responded to the offer;

—	notified us of their objection to the offer; or

—	tendered such share but have withdrawn their tender during the Initial Offer Period,

will be entitled to tender such share during an additional four calendar-day period commencing at the completion of the Initial Offer Period.  We refer to this period as the Additional Offer Period and to the expiration of such period as the Final Expiration Date.  Shares tendered during the Initial Offer Period may be withdrawn at any time prior to 5:00 p.m., New York time, on the Initial Completion Date (as may be extended), but not during the Additional Offer Period. In this respect, we urge you to read Section 4 and Section 11 of this offer to purchase.

        Subject to proration, we will accept for payment and pay for shares validly tendered and not properly withdrawn in accordance with Section 4 prior to 5:00 p.m., New York time, Israel time, on the Final Expiration Date.

        No fractional shares will be purchased by us in the offer.

        Conditions to the offer include, among other things, that:

—	at least 678,000 shares are validly tendered and not properly withdrawn prior to 5:00 p.m., New York time, on the Initial Completion Date, representing at least 5.0% of the voting power in Scopus; and

—	as required by Israeli law, since the offer would result in us purchasing a number of shares such that following the consummation of the offer, we will beneficially own more than 25.0% of the voting power in Scopus and no other person owns at least 25.0% of the voting power, at 5:00 p.m., New York time, on the Initial Completion Date, the aggregate number of shares validly tendered in the offer and not properly withdrawn is greater than the number of shares represented by Notices of Objection to the offer. This calculation excludes shares held by us, certain of our affiliates or by certain of Scopus’ affiliates.

        The offer is not conditioned on the availability of financing or the approval of the board of directors of Scopus.

        The offer is also subject to certain other conditions set forth in Section 11. If any of these conditions are not satisfied, we may elect not to purchase, or may be prohibited from purchasing, any shares tendered in the offer. See Section 11, which sets forth in full the conditions to the offer and specifies those conditions to the offer that are waiveable by us.

        If more than 678,000 shares are validly tendered and not properly withdrawn prior to 5:00 p.m., New York time, on the Final Expiration Date, we will purchase 678,000 shares on a pro rata basis from all tendering shareholders.  In these circumstances, the number of shares that we will purchase from each tendering shareholder will be based on the total number of shares validly tendered and not properly withdrawn by all shareholders prior to 5:00 p.m., New York time, on the Final Expiration Date.  The proration factor, if any, will be calculated by dividing (x) 678,000 shares, the number of shares that we are offering to purchase, by (y) the aggregate number of shares validly tendered in the offer and not properly withdrawn.

        We will publicly announce in accordance with applicable law, and in any event issue a press release by 9:00 a.m. New York time, on the business day following the Initial Completion Date, stating whether the conditions to the offer have been satisfied or, subject to applicable law, waived by us.  Promptly following the Final Expiration Date, we will announce the results of the offer and the proration factor, if any.  If we are unable to promptly determine the final proration results, we will announce the preliminary results.  We will pay for all shares accepted for payment pursuant to the offer promptly following the calculation of the final proration factor.

        Under Israeli law, once we announce following the completion of the Initial Offer Period that the offer has been accepted, or, in other words, that all the conditions to the offer were satisfied or, subject to applicable law, waived by us, no further conditions to the offer would apply and we will become irrevocably bound to purchase the shares validly tendered in the offer and not properly withdrawn prior to 5:00 p.m., on the Final Expiration Date (subject to proration, if any).

        Subject to applicable laws and regulations, if any conditions have not been satisfied as of the Initial Completion Date, we may decide to:

—	extend the Initial Offer Period and, subject to applicable withdrawal rights until the Initial Completion Date, retain all tendered shares until the Final Expiration Date;

—	if only the condition(s) set forth in clauses (b) or (c) of Section 11 below have not been satisfied, waive such condition(s) and, subject to proration, accept for payment and promptly pay for shares tendered and not properly withdrawn prior to 5:00 p.m., New York time on the Final Expiration Date; or

—	terminate the offer and not accept for payment for any shares and promptly return all tendered shares to tendering shareholders.

        In the event that we extend the Initial Offer Period, we will inform the Depositary and the Information Agent.  We will also issue a press release announcing a new Initial Completion Date no later than 9:00 a.m. New York time on the first business day following the day on which we decide to extend the Initial Offer Period.

        Without limiting the manner in which we may choose to make any public announcement, subject to applicable law (including Rule 14e-1(d) under the Exchange Act and Rule 14d-4(d) under the Exchange Act, which requires that material changes be promptly disseminated to holders of shares in a manner reasonably designed to inform such holders of such change), we currently intend to make announcements regarding the offer by distributing a press release.

        If we make a material change in the terms of the offer (as may be permitted under applicable law) or in the information concerning the offer or if we waive a material condition of the offer, we will extend the Initial Offer Period to the extent required by rules of the Commission and by Israeli law.  If, we decide to increase the consideration being offered, such increase will be applicable to all shareholders whose shares are accepted for payment pursuant to the offer.  If, at the time that the notice of any increase in the offered consideration is first published, sent or given, the Initial Offer Period is scheduled to be completed at any time earlier than the tenth business day from and including the date that the notice is first so published, sent or given, the Initial Offer Period will be extended until the expiration of at least ten business days after that notice.  For purposes of this paragraph, a “business day” shall mean a business day as defined in Rule 14d-1(g)(3) under the Exchange Act.

        Pursuant to Rule 14d-5 under the Exchange Act, we have requested Scopus to make available to us its shareholders list and security position listings for the purpose of disseminating the offer to Scopus’ shareholders. This offer to purchase, the Letter of Transmittal and the other related documents to be furnished will be mailed to the record holders of shares whose names appeared on Scopus’ shareholder list.  They will also be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of shares.

        Unless otherwise indicated, for purposes of this offer to purchase, a “business day” means any day other than Saturday, Sunday, a U.S. federal holiday or any other day on which the banks in both Israel and the U.S. are permitted not to be open for business.

2.	ACCEPTANCE FOR PAYMENT AND PAYMENT.

        General. Promptly following the Final Expiration Date and upon the terms of, and subject to the conditions to, the offer (including, if the Initial Offer Period is extended or the offer is otherwise amended, the terms of, and conditions to, any such extension or amendment), subject to proration, we will accept for payment and, subject to any applicable withholding tax duties, pay for shares validly tendered prior to 5:00 p.m., New York time, on the Final Expiration Date and not properly withdrawn in accordance with Section 4. Please see Section 1.

        In all cases, we will pay for shares validly tendered and accepted for payment pursuant to the offer only after timely receipt by the Depositary of the required documents to substantiate a valid tender, as set forth in Section 3.

        For purposes of the offer, we will be deemed to have purchased shares that have been validly tendered and not properly withdrawn if and when we give oral or written notice to the Depositary of our acceptance for payment of shares pursuant to the offer. Upon the terms of, and subject to the conditions to, the offer, payment for the shares will be made by the Depositary.

        Under no circumstances will interest be paid on the purchase price to be paid, regardless of any extension of the offer or any delay in making payment.

        If, pursuant to the terms of, and conditions to, the offer, we do not accept tendered shares for payment for any reason or if certificates are submitted representing more shares than are tendered (including by reason of proration), certificates evidencing unpurchased shares will be returned to the tendering shareholder (or, in the case of shares tendered by book-entry transfer pursuant to the procedure set forth in Section 3, the shares will be credited to the relevant account), promptly following the expiration, termination or withdrawal of the offer.

        If we increase the consideration per share offered to any shareholders pursuant to the offer, the increased consideration per share will be paid to all holders of shares that are purchased pursuant to the offer, whether or not such shares were tendered prior to the increase in consideration.

        Form of Payment. All shareholders tendering their shares to the Depositary will be paid in U.S. dollars.

        Withholding Tax.  Please note that under the “Backup Withholding” provisions of U.S. federal income tax law, the Depositary may be required to withhold 28.0% of the gross proceeds payable to a tendering shareholder or other payee pursuant to the offer. To prevent the withholding of 28.0% of the purchase price received for shares tendered in the offer to the Depositary, each tendering shareholder who does not otherwise establish an exemption from such withholding, must provide the Depositary with such shareholder’s correct taxpayer identification number and certify that it is not subject to U.S. federal backup withholding by completing the Substitute Form W-9 included in the Letter of Transmittal or the appropriate IRS Form W-8, as applicable. See Instruction 9 of the Letter of Transmittal.  We recommend that holders of shares that are not U.S. Holders (as defined in Section 5 below) consult their tax advisors regarding the application of U.S. income and withholding taxes and backup withholding (including eligibility for any withholding tax reduction or exemption, and the refund procedure). See Section 5.

        Please also note that under the “withholding tax” provisions of Israeli income tax law, the gross proceeds payable to a tendering shareholder in the offer will generally be subject to Israeli withholding tax at the rate of 20% in the case of individuals and 25% in the case of entities. We have obtained an approval from the ITA with respect to the Israeli withholding tax rates applicable to shareholders as a result of the purchase of shares in the offer. The approval provides, among other things, that tendering shareholders who certify that they are non-Israeli residents, purchased their Scopus shares following the initial public offering of Scopus (i.e. after December 13, 2005) or are residents of a country that signed a treaty for prevention of double taxation with the State of Israel and hold their shares directly or through a foreign (non-Israeli) broker or financial institution, will not be subject to Israeli withholding tax. To prevent us from withholding Israeli income tax from the gross proceeds payable to you (if any) pursuant to the offer, see Section 5 and the Letter of Transmittal.

3.	PROCEDURES FOR TENDERING SHARES OR NOTIFYING US OF YOUR OBJECTION TO THE OFFER.

Overview

You may only tender your shares or object to the offer by following the procedures described in this Section 3. You may not tender your shares using a guaranteed delivery procedure.

        Valid Tender. In order for you to validly tender shares pursuant to the offer, a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees, or in the case of a book-entry transfer, an agent’s message, and any other documents required by the Letter of Transmittal, must be received by the Depositary at its address set forth on the back cover of this offer to purchase prior to 5:00 p.m., New York time, on the Initial Completion Date or Final Expiration Date, as applicable.  In addition, certificates evidencing tendered shares must be received by the Depositary at its address or the shares must be delivered to the Depositary (including an agent’s message if you did not deliver a Letter of Transmittal), in each case prior to 5:00 p.m., New York time, on the Initial Completion Date or Final Expiration Date, as applicable.

        The term “agent’s message” means a message, transmitted by the Depository Trust Company, or DTC, to, and received by, the Depositary and forming part of the Book-Entry Confirmation that states that DTC has received an express acknowledgement from the participant in DTC tendering the shares that are the subject of the Book-Entry Confirmation, that the participant has received and agrees to be bound by the Letter of Transmittal and that we may enforce that agreement against that participant.

        If certificates evidencing tendered shares are forwarded to the Depositary in multiple deliveries, a properly completed and duly executed Letter of Transmittal must accompany each delivery. No alternative, conditional or contingent tenders will be accepted and no fractional shares will be purchased.

        The method of delivery of share certificates and all other required documents, including through DTC, is at your option and risk, and the delivery will be deemed made only when actually received by the Depositary. If delivery is by mail, registered mail with return receipt requested, property insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

        Book-Entry Transfer. The Depositary will establish an account with respect to the shares at DTC for purposes of the offer within two business days after the date of this offer to purchase. Any financial institution that is a participant in the system of DTC may make book-entry delivery of shares by causing DTC to transfer such shares into the Depositary’s account at DTC in accordance with DTC’s procedures. However, although delivery of shares may be effected through book-entry transfer into the Depositary’s account at DTC, the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees, or an agent’s message, and any other required documents must, in any case, be transmitted to, and received by, the Depositary at its address set forth on the back cover of this offer to purchase prior to 5:00 p.m., New York time, on the Initial Completion Date or Final Expiration Date, as applicable.  Delivery of the documents to DTC or any other party does not constitute delivery to the Depositary.

        Signature Guarantees. Signatures on all Letters of Transmittal must be guaranteed by a firm that is a member of the Securities Transfer Agents Medallion Program, or by any other “eligible guarantor institution,” as that term is defined in Rule 17Ad-15 under the Exchange Act, except in cases where shares are tendered:

—	by a registered holder of shares who has not completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal; or

—	for the account of an eligible guarantor institution.

        If a share certificate is registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made, or a share certificate not accepted for payment or not tendered is to be returned, to a person other than the registered holder(s), then the tendered certificate must be endorsed or accompanied by appropriate stock powers, in either case, signed exactly as the name(s) of the registered holder(s) appear on the certificate, with the signature(s) on the certificate or stock powers guaranteed by an eligible guarantor institution. See Instructions 1 and 5 to the Letter of Transmittal.

        Condition to Payment.  In all cases, payment for shares tendered and accepted for payment pursuant to the offer will be made only after timely receipt by the Depositary of the certificate(s) evidencing shares, or a timely Book-Entry Confirmation for the delivery of shares, the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees, or, in the case of a book-entry transfer, an agent’s message, and any other documents required by the Letter of Transmittal.

        The valid tender of shares pursuant to one of the procedures described above will constitute a binding agreement between you and us upon the terms of, and subject to the conditions to, the offer.

        Appointment. By executing the Letter of Transmittal as set forth above (including delivery through an agent’s message), you irrevocably appoint our designees as your agents, attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of your rights with respect to the shares you tendered.  These powers of attorney and proxies will be considered coupled with an interest in the tendered shares. The appointment will be effective if, as and when, and only to the extent that, we accept your shares for payment. Upon our acceptance for payment, all prior powers of attorney, proxies and consents given by you with respect to such shares (and your other shares and securities) will be revoked, without further action, and no subsequent powers of attorney or proxies may be given nor any subsequent written consent executed by you (and, if given or executed, will not be deemed effective). Our designees will, with respect to the shares for which the appointment is effective, be empowered to exercise all of your voting and other rights as they in their sole discretion may deem proper at any annual or special meeting of Scopus’ shareholders or any adjournment or postponement of that meeting, by written consent in lieu of any meeting or otherwise. We reserve the right to require that, in order for shares to be deemed validly tendered, immediately upon our payment for the shares, we must be able to exercise full voting rights with respect to the shares at any meeting of Scopus’ shareholders with a record date subsequent to the consummation of the offer (and at any meeting of Scopus’ shareholders with a record date prior to the consummation of the offer if such shares were held by such tendering shareholder as of such record date).

        Objecting to the Offer.  If you want to notify us of your objection to the offer with respect to all or any portion of your shares, and:

—	you hold such shares directly, complete and sign the accompanying Notice of Objection (or a manually signed facsimile of the Notice of Objection) and mail or deliver it to the Depositary prior to 5:00 p.m., New York time, on the Initial Completion Date; or

—	you hold such shares through a broker, dealer, commercial bank, trust company or other nominee, request such broker, dealer, commercial bank, trust company or other nominee to provide on your behalf the Notice of Objection to the Depositary prior to 5:00 p.m., New York time, on the Initial Completion Date.

        We will disregard any Notices of Objection received by the Depositary after such deadline.  In addition, if you submit a Notice of Objection with respect to shares and thereafter you deliver a Letter of Transmittal by which you tender those shares, we will disregard your Notice of Objection. Similarly, if you submit a Letter of Transmittal by which you tender shares, and thereafter you deliver to us a Notice of Objection with respect to those shares, we will disregard your Letter of Transmittal.  If you submit a Letter of Transmittal and a Notice of Objection concurrently with respect to the same shares, we will disregard the Notice of Objection.

        Withdrawing your Objection.  You may withdraw a previously submitted Notice of Objection at any time prior to 5:00 p.m., New York time, on the Initial Completion Date.  For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover of this offer to purchase.  Any notice of withdrawal must specify the name of the person(s) who submitted the Notice of Objection to be withdrawn and the number of shares to which the Notice of Objection to be withdrawn relates.  Following the withdrawal of a Notice of Objection, a new Notice of Objection may be submitted at any time prior to 5:00 p.m., New York time, on the Initial Completion Date by following the procedures described above.

        If, with respect to all or any portion of your shares, you object to the offer during the Initial Offer Period and the conditions to the offer have been satisfied or, subject to applicable law, waived by us, you may tender such shares during the Additional Offer Period, if applicable. See Section 1 and Section 11.

        Determination of Validity.  All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of shares or notice of objection will be determined by us, in our sole discretion.  This determination will be final and binding on all parties. We reserve the absolute right to reject any or all tenders or notices of objection that we determine not to be in proper form or, in the case of tenders, the acceptance for payment of which may be unlawful. We also reserve the absolute right, in our sole discretion, to waive any defect or irregularity in any tender of shares or notice of objection of any particular shareholder, whether or not similar defects or irregularities are waived in the case of other shareholders. A tender of shares or notice of objection will not have been made until all defects and irregularities have been cured or waived. None of us or any of our affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or notices of objection or incur any liability for failure to give any notification. Our interpretation of the terms of, and conditions to, the offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

        If you tender your shares pursuant to any of the procedures described above, it will constitute your acceptance of the terms of, and conditions to, the offer, as well as your representation and warranty to us that:

—	you have the full power and authority to tender, sell, assign and transfer the tendered shares (and any and all shares or other securities issued or issuable in respect of your shares); and

—	when we accept your shares for payment, we will acquire good and unencumbered title to your shares, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims.

                  Our acceptance of your shares pursuant to any of the procedures described above will constitute a binding agreement between you and us upon the terms of, and subject to the conditions to, the offer.

4.	WITHDRAWAL RIGHTS.

        You may withdraw previously tendered shares at any time prior to 5:00 p.m., New York time, on the Initial Completion Date, but not during the Additional Offer Period, if applicable (see Section 1 and Section 11).  In addition, under U.S. law, tendered shares may be withdrawn at any time after 60 days from the date of the commencement of the offer if the shares have not yet been accepted for payment by us. If we extend the Initial Offer Period, delay our acceptance for payment of shares or are unable to accept shares for payment pursuant to the offer for any reason, then, without prejudice to our rights under the offer but subject to applicable law, the Depositary may, nevertheless, on our behalf, retain tendered shares, and those shares may not be withdrawn except to the extent that tendering shareholders are entitled to withdrawal rights as described in this Section 4.  However, our ability to delay the payment for shares that we have accepted for payment is limited by applicable law, including Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by or on behalf of securityholders promptly after the termination or withdrawal of such bidder’s offer. Any delay will be by an extension of the offer to the extent required by law.

Withdrawal procedure

        For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this offer to purchase.  Any notice of withdrawal must specify the name of the person who tendered the shares to be withdrawn, the number of shares to be withdrawn and the name of the registered holder of the shares, if different from the name of the person who tendered the shares. If certificates evidencing shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of the certificates, the serial numbers shown on the certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an eligible guarantor institution, unless the shares have been tendered for the account of an eligible guarantor institution. If shares have been delivered pursuant to the procedures for book-entry transfer as set forth in Section 3, any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn shares and otherwise comply with DTC’s procedures.

        Withdrawals of tendered shares may not be rescinded. If you have properly withdrawn your shares, they will be deemed not to have been validly tendered for purposes of the offer. However, withdrawn shares may be re-tendered at any time prior to 5:00 p.m., New York time, on the Final Expiration Date by following one of the procedures described in Section 3.

Determination of Validity

        All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by us, in our sole discretion, subject to applicable law, which determination will be final and binding on all parties. None of us or our affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.	MATERIAL U.S. FEDERAL INCOME TAX AND ISRAELI INCOME TAX CONSIDERATIONS.

        Material U.S. Federal Income Tax Considerations.

        The following discussion summarizes the material U.S. federal income tax considerations of the offer applicable to the shareholders of Scopus who are U.S. Holders and whose shares are tendered and accepted for payment pursuant to the offer.  A “U.S. Holder” means a holder of shares who is:

—	a citizen or resident of the U.S.;

—	a corporation or other entity taxable as a corporation for U.S. federal income tax purposes created or organized in the U.S. or under the laws of the U.S. or of any political subdivision thereof;

—	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

—	a trust whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all of its substantial decisions.

        This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, referred to as the Code, current and proposed Treasury regulations promulgated under the Code, administrative pronouncements and judicial decisions as of the date hereof, all of which are subject to differing interpretations or change, which change may apply retroactively and could materially affect the continued validity of this summary and the tax considerations described in this Section 5.  Subject to the discussion set forth below under the heading entitled “Characterization of the Purchase if Scopus is a Passive Foreign Investment Company,” this discussion assumes that Scopus is not and has never been a “passive foreign investment company,” “controlled foreign corporation,” “foreign investment company” or “foreign personal holding company” for U.S. federal income tax purposes.  This discussion addresses only shares that are held as capital assets within the meaning of Section 1221 of the Code.  This discussion does not address all of the tax considerations that may be relevant to shareholders in light of their particular circumstances or certain types of shareholders subject to special treatment, including, without limitation:

—	broker-dealers or insurance companies;

—	investors subject to alternative minimum tax;

—	persons who have elected to apply a mark-to-market method of accounting;

—	tax-exempt organizations or retirement plans;

—	investment companies, certain financial institutions or "financial services entities";

—	persons who hold their shares as part of a position in a "straddle" or as part of a "hedging," "conversion," or "constructive sale" transaction for U.S. income tax purposes;

—	holders who received their shares through the exercise of employee stock options or otherwise as compensation;

—	persons who hold their shares through partnerships or other pass-through entities;

—	holders owning directly, indirectly or by attribution at least 10.0% of the voting power in Scopus;

—	persons whose functional currency is not the U.S. dollar; and

—	investors treated as partnerships or other pass-through entities for U.S. federal income tax purposes.

        In addition, this discussion does not address any aspect of state, local or non-U.S. tax laws or the possible application of U.S. federal gift or estate tax. Holders of shares who are not U.S. Holders should consult their tax advisors regarding the U.S. federal income and withholding tax consequences and any applicable non-U.S. tax consequences of the offer.  For a discussion of certain Israeli income tax considerations, see below under “Material Israeli Tax Considerations.”

        The tax discussion set forth below is based on present law.  You should consult your own tax advisor to determine the specific tax consequences to you of the offer, including the applicability and effect of federal, state, local and non-U.S. income and other tax laws based upon your particular circumstances.

        Characterization of the Purchase if Scopus is not a Passive Foreign Investment Company. The receipt of cash for Scopus shares pursuant to the offer will be treated as a taxable transaction for U.S. federal income tax purposes.  In general, a U.S. Holder who sells Scopus shares pursuant to the offer will recognize gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount of cash received and the U.S. Holder’s adjusted tax basis in the shares sold pursuant to the offer. Gain or loss will be determined separately for each block of shares (i.e., shares acquired at the same cost in a single transaction) tendered pursuant to the offer. The gain or loss will be long-term capital gain or loss if the U.S. Holder has held the shares for more than one year at the time of the consummation of the offer. For U.S. federal income tax purposes, net capital gains recognized by an individual U.S. Holder (or an estate or certain trusts) upon a disposition of shares that have been held for more than one year are generally subject to a maximum tax rate of 15.0% or, in the case of shares that have been held for one year or less, will be subject to tax at ordinary U.S. federal income rates.  Special limitations apply to the use of capital losses.  The top U.S. federal income tax rate applicable to income received by U.S. Holders who are corporations for U.S. federal income tax purposes is 35.0%.  Such corporate U.S. Holders should consult their own tax advisors regarding the different tax consequences applicable to them with respect to sale of shares pursuant to the offer.

        Characterization of the Purchase if Scopus is a Passive Foreign Investment Company.  In general, a non-U.S. corporation will be classified as a passive foreign investment company within the meaning of Section 1297(a) of the Code (“PFIC”) if, for any taxable year, at least 75% of its gross income consists of passive income (such as dividends, interest, rents, royalties, or gains on certain securities or commodities transactions), or at least 50% of the average value of its assets consists of assets that produce or are held for the production of, passive income.  The Annual Report on Form 20-F of Scopus for 2006, or the 2006 Form 20-F, provides that Scopus, subject to the discussion therein, believes that it will not be a PFIC for its current taxable year.  The 2006 Form 20-F also provides that, because the determination of PFIC status is a factual determination that must be made annually at the close of each taxable year, Scopus cannot determine with certainty whether Scopus will become a PFIC in 2007.

        In general, if Scopus were characterized as a PFIC for any taxable year, any gain recognized by a U.S. Holder who sells Scopus shares pursuant to the offer would be treated as ordinary income and would be subject to tax as if the gain had been realized ratably over the holding period of the shares.  The amount allocated to the current taxable year and any period prior to the first day of the first taxable year for which Scopus were a PFIC would be taxed as ordinary income (rather than capital gain) earned in the current taxable year.  The amount allocated to other taxable years will be taxed at the highest marginal rates applicable to ordinary income for such taxable years, and the U.S. Holder would also be liable for an additional tax equal to interest on such tax liability for such years and subject to certain reporting obligations. There are certain elections that can be made to avoid such treatment. U.S. Holders should consult their tax advisors regarding the potential application of the PFIC rules to the sale of Scopus shares pursuant to the offer, including eligibility for and the manner of making the aforementioned elections.

        Information Reporting and Backup Withholding.  Payments made by the Depositary in connection with the offer may be subject to information reporting to the IRS and possible backup withholding. Under the U.S. federal backup withholding tax rules, 28.0% of the gross proceeds payable to a shareholder or other payee pursuant to the offer must be withheld and remitted to the U.S. Treasury, unless the U.S. Holder (or other payee) who tenders its shares to the Depositary provides such shareholder’s (or other payee’s) taxpayer identification number (employer identification number or social security number) to the Depositary and certifies under penalties of perjury that such number is correct or otherwise establishes an exemption.  If the Depositary is not provided with the correct taxpayer identification number or another adequate basis for exemption, the holder may be subject to certain penalties imposed by the IRS.  Therefore, each U.S. Holder tendering its shares to the Depositary should complete and sign the Substitute Form W-9 included as part of the Letter of Transmittal in order to provide the information and certification necessary to avoid backup withholding, unless such shareholder otherwise establishes to the satisfaction of the Depositary that the shareholder is not subject to backup withholding.  Specified shareholders (including, among others, all corporations and certain non-U.S. shareholders (in addition to non-U.S. corporations)) are generally not subject to these backup withholding and reporting requirements rules.  Shareholders should consult with their tax advisor as to their qualification for exemption from backup withholding and the procedure for obtaining such exemption.

        In order for a shareholder who is not a U.S. Holder and who tenders its shares to the Depositary to qualify as an exempt recipient, such shareholder must certify under penalties of perjury as to its status as a non-U.S. Holder on the appropriate IRS Form W-8, attesting to such shareholder’s exempt status. We recommend that shareholders that are not U.S. Holders consult their tax advisor regarding the appropriate IRS Form W-8 in light of their particular circumstances.

        Amounts withheld under the backup withholding rules are not an additional tax and may be refunded or credited against the holders’ U.S. federal income tax liability, provided the required information is furnished to the IRS.  Penalties apply for failure to furnish correct information and for failure to include the reportable payments in income.

Material Israeli Tax Considerations.

        The following discussion summarizes the material Israeli tax considerations of the offer applicable to Scopus’ shareholders whose shares are tendered and accepted for payment pursuant to the offer. The following discussion is based on the Israeli Income Tax Ordinance [New Version], 1961, as amended, or the Ordinance, the regulations promulgated thereunder, administrative rulings and pronouncements, all of which are subject to change, possibly with retroactive effect.  Any such change could alter the tax considerations discussed below. There can be no assurance that the ITA, or a court will not take a position contrary to the Israeli income tax considerations discussed herein or that any such contrary position taken by the ITA or a court would not be sustained. This discussion addresses only shares that are held as capital assets (generally, assets held for investment) within the meaning of the Ordinance. This discussion does not address all of the tax consequences that may be relevant to shareholders in light of their particular circumstances or certain types of shareholders subject to special treatment.

        The tax discussion is based on present law.  Because individual circumstances may differ, you should consult your tax advisor to determine the applicability of the rules discussed below to you and the particular tax effects of the offer, including the application of Israeli or other tax laws.

        The discussion below does not address the effects of any non-Israeli tax laws. Holders of shares who are U.S. Holders should consult their tax advisors regarding the U.S. federal, state and local income tax consequences of the offer. For a discussion of certain U.S. federal income tax considerations, see above under “Material U.S. Federal Income Tax Considerations.”

        Characterization of the Purchase. The purchase of shares by us pursuant to the offer will generally be treated as a taxable transaction for Israeli income tax purposes. As a consequence of the purchase, a holder of the shares will be treated as having sold his shares.

        Israeli law generally imposes a capital gains tax on a sale or disposition of any capital assets by Israeli residents, as defined for Israeli tax purposes, and on the sale of assets located in Israel, including shares in Israeli companies (such as Scopus), by both Israeli residents and non-Israeli residents, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise.

        Tax Rates. Pursuant to the Ordinance and the regulations promulgated thereunder, capital gains on the sale of the shares derived after January 1, 2003, will generally be subject to taxation at a rate of 20.0% for individuals. This tax rate is contingent upon the shareholder not claiming a deduction for financing expenses in connection with his or her shares (in which case the gain will be taxed at a rate of 25.0%). Additionally, if such shareholder holds directly or indirectly, including with others, at least 10% of any means of control in the company, the tax rate shall be 25%. Companies are subject to the corporate tax rate on capital gain derived from the sale of shares (currently 29%), unless such companies were not subject to the Israeli Income Tax Law (Inflationary Adjustments), 1985 prior to August 10, 2005, in which case the applicable tax rate is 25%. However, the forgoing tax rates will not apply to:  (i) dealers in securities; (ii) shareholders who acquired their shares prior to Scopus’ initial public offering on the Nasdaq (that may be subject to a different tax arrangement); and (iii) in some cases, shareholders who received their shares through the exercise of employee stock options or otherwise as compensation.

        Non-Israeli residents will generally be exempt from capital gains tax on the sale of the shares, provided that such shareholders did not acquire their shares prior to Scopus’ initial public offering and that the gains did not derive from a permanent establishment of such shareholders in Israel. However, non-Israeli corporations will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of 25.0% or more in such non-Israeli corporation, or (ii) is the beneficiary of, or is entitled to, 25.0% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

        In addition, with respect to shares purchased prior to Scopus’ initial public offering, pursuant to the Convention between the Government of the United States of America and the Government of Israel with Respect to Taxes on Income, as amended, or the U.S.-Israel Tax Treaty, the sale, exchange or disposition of shares by a person who (i) holds the shares as a capital asset, (ii) qualifies as a resident of the United States within the meaning of the U.S.-Israel Tax Treaty, and (iii) is entitled to claim the benefits afforded to such U.S. resident by the U.S.-Israel Tax Treaty, will generally not be subject to Israeli capital gains tax unless such person has been holding, directly or indirectly, shares representing 10.0% or more of the voting power in Scopus during any part of the 12-month period preceding the sale, exchange or disposition, subject to certain conditions, or the capital gains can be allocated to a permanent establishment in Israel.  If the exemption is not available, such sale, exchange or disposition would be subject to Israeli capital gains tax to the extent applicable; however, under the U.S.-Israel Tax Treaty, such shareholder may be permitted to claim a credit for such taxes against U.S. federal income tax imposed, subject to the limitations in U.S. laws applicable to foreign tax credits.  The U.S.-Israel Tax Treaty does not relate to state or local taxes.

        The foregoing discussion is intended only as a summary and does not purport to be a complete analysis or listing of all potential Israeli tax effects of the offer.  We recommend that Scopus shareholders consult their own tax advisors concerning the Israeli and non-Israeli tax consequences to them of tendering their shares in the offer.

        Israeli Withholding Tax.  The gross proceeds payable to a tendering shareholder in the offer will generally be subject to Israeli withholding tax at the rate of 20.0% in the case of individuals and 25% in the case of entities.  We have obtained an approval from the ITA with respect to the Israeli withholding tax rates applicable to shareholders as a result of the purchase of shares in the offer. The approval provides, among other things, that tendering shareholders who certify that they are non-Israeli residents, purchased their Scopus shares following the initial public offering of Scopus (i.e. after December 13, 2005) or are residents of a country that signed a treaty for prevention of double taxation with the State of Israel and hold their shares directly or through a foreign (non-Israeli) broker or financial institution, will not be subject to Israeli withholding tax.

        More specifically, based on the approval, if you tender your shares to the Depositary, the Depositary may be required to withhold 20% or 25% of the gross proceeds payable to you pursuant to the offer, unless you, upon the terms and conditions set forth in the Letter of Transmittal, either:

—	certify,by completing the Declaration Form (Declaration of Status for Israeli Income Tax Purposes), or the Declaration Form, included in the Letter of Transmittal or otherwise delivered to you, that (i) (A) you are NOT a “resident of Israel” for purposes of the Ordinance and (B) you either purchased the Scopus shares following the initial public offering of Scopus (i.e., December 13, 2005) or you are a resident of a country that signed a treaty for prevention of double taxation with the State of Israel, or (ii) you are a bank, broker or financial institution resident in Israel that (A) is holding the shares solely on behalf of beneficial shareholder(s) (so-called “street name”holders) and (B) is subject to the provisions of the Ordinance and regulations promulgated thereunder relating to the withholding of Israeli tax, including with respect to the gross proceeds (if any) made by you to the beneficial shareholder(s) with respect to the shares tendered by you on their behalf. In such case, the Depositary will not withhold any Israeli withholding tax from the gross proceeds payable to you pursuant to the offer; or

—	provide the Depositary a valid certificate from the ITA entitling you to an exemption or a specified withholding tax rate, to which we refer as the ITA Withholding Certificate. In such case, the Depositary will withhold Israeli withholding tax (or not withhold, if you are entitled to an exemption) from the gross proceeds payable to you pursuant to the offer in accordance with such ITA Withholding Certificate.

        We recommend that you consult your tax advisors regarding the application of Israeli income and withholding taxes (including eligibility for any withholding tax reduction or exemption, and the refund procedure).

        All questions as to the validity, form or eligibility of any Declaration Form or ITA Withholding Certificate (including time of receipt) and, subject to applicable law, the withholding of Israeli taxes, will be determined by us, in our sole discretion.  This determination will be final and binding on all parties. We reserve the absolute right to reject any or all Declaration Forms or ITA Withholding Certificates that we determine not to be in proper form or pursuant to which the failure to withhold any Israeli taxes may be unlawful. We also reserve, subject to applicable law, the absolute right, in our sole discretion, to waive any defect or irregularity in any Declaration Form or ITA Withholding Certificate of any particular shareholder, whether or not similar defects or irregularities are waived in the case of other shareholders. None of us or any of our affiliates or assigns, the Depositaries, the Information Agent, our Israeli legal counsel or any other person will be under any duty to give notification of any defects or irregularities or incur any liability for failure to give any notification.

        An excerpt of the definition of an Israeli resident in the Ordinance is attached as Annex B.

        The Israeli withholding tax is not an additional tax. Rather, the Israeli income tax liability of shareholders subject to Israeli withholding tax will be reduced by the amount of Israeli tax withheld.  If Israeli withholding tax results in an overpayment of Israeli taxes, the holder may apply to the ITA in order to obtain a refund. However, we cannot assure you whether and when the ITA will grant such refund.

        Shareholders should consult their own tax advisors regarding the imposition of, or their qualification for exemption from, Israeli withholding tax with respect to the sale of Scopus’ shares.

6.	PRICE RANGE OF THE SHARES.

        Scopus’shares are listed and traded on Nasdaq since December 2005 under the symbol “SCOP.”

        The following table sets forth, for each of the fiscal quarters indicated, the high and low closing sale price per share on Nasdaq as reported in published financial resources.

Quarter	Nasdaq Global Market
	High	Low

2006
First Quarter	$8.15	$5.15
Second Quarter	$5.78	$4.90
Third Quarter	$5.62	$3.11
Fourth Quarter	$4.25	$3.43
2007
First Quarter	$5.85	$3.98

        On July 5, 2007, the last full trading day prior to the commencement of the offer, the closing sale price per share as reported on Nasdaq was $4.96.

        You are urged to obtain a current market quotation for Scopus’ shares.

7.	EFFECTS OF THE OFFER ON THE MARKET FOR SHARES; REGISTRATION UNDER THE EXCHANGE ACT.

        Our purchase of Scopus shares pursuant to the offer will reduce the number of Scopus shares that might otherwise be traded publicly and may reduce the number of Scopus shareholders. In particular, if the offer is consummated, Scopus’ “public float,” that is the number of shares owned by Scopus’ non-affiliated shareholders and available for trading in the securities markets, will be reduced. This may result in lower share prices or reduced liquidity in the trading market for Scopus’ shares in the future. Nonetheless, we anticipate that there will be a sufficient number of shares issued and outstanding and publicly-traded following consummation of the offer to ensure a continued trading market for the shares. Based upon published guidelines of Nasdaq, we believe that our purchase of shares pursuant to the offer will not, in itself, cause the remaining shares of Scopus to be delisted from Nasdaq.

        The shares are now “margin securities” under the rules of the Federal Reserve Board. This has the effect, among other things, of allowing brokers to extend credit to their customers using such shares as collateral. We believe that, following the purchase of shares pursuant to the offer, the shares will continue to be “margin securities” for purposes of the Federal Reserve Board’s margin rules and regulations.

        Scopus’ shares are registered under the Exchange Act, which requires, among other things, that Scopus furnish certain information to its shareholders and the Commission.  We believe that our purchase of shares pursuant to the offer will not result in deregistration of the shares under the Exchange Act or otherwise cause Scopus to no longer be subject to the reporting requirements of the Exchange Act applicable to it (as a foreign private issuer).

8.	INFORMATION CONCERNING SCOPUS.

        Except as otherwise set forth in this offer to purchase, the information concerning Scopus contained in this offer to purchase has been taken from or is based upon publicly available documents and records on file with the Commission and other public sources. The summary information set forth below is qualified in its entirety by reference to these documents and records. We assume no responsibility for the accuracy or completeness of the information contained in such documents or records or for any failure by Scopus to disclose events that may have occurred and may affect the significance or accuracy of any such information.

        Overview. Scopus’ legal name is Scopus Video Networks Ltd. and its legal form is a company limited by shares.  It was incorporated under the laws of the State of Israel in December 1993.  Scopus’ principal executive offices are located at 10 Ha’amal St., Park Afek, Rosh Ha’ayin 48092, Israel. Its telephone number is +972 (3) 900-7777. Scopus’ website address is www.scopus.net.  However, information contained on Scopus’ website does not constitute a part of this offer to purchase.

        Scopus develops, markets and supports digital video networking products, including intelligent video gateways, encoders, decoders and network management products. Its customers include satellite, cable and telecom service providers and terrestrial broadcasters. Its products are typically installed in a network operator equipment facility or broadcast center to support digital television, high-definition television, live event coverage and the distribution of video content between network operator facilities. In December 2005, Scopus conducted an initial public offering of its shares and listed its shares for trading on the Nasdaq under the symbol “SCOP.”

        Available Information. Scopus is subject to the informational filing requirements of the Exchange Act applicable to “foreign private issuers” and, in accordance therewith, is obligated to file reports, including annual reports on Form 20-F, and other information with the Commission relating to its business, financial condition and other matters.

        These reports and other information should be available for inspection at the public reference facilities of the Commission at 100 F Street, N.E., Washington, D.C. 20549, and at the regional offices of the Commission. Copies of this information should be obtainable by mail, upon payment of the Commission’s customary charges, by writing to the Commission’s principal office at 100 F Street, N.E., Washington, D.C. 20549. Scopus’ filings are also available on the Commission’s website (http://www.sec.gov).

9.	INFORMATION CONCERNING OPTIBASE.

        General. Our legal and commercial name is Optibase Ltd. and our legal form is a company limited by shares.  We were incorporated under the laws of the State of Israel in August 1990.  Our corporate headquarters and principal executive offices are located at 2 Gav Yam, 7 Shenkar Street, Herzliya 46120, Israel.  Our telephone number in Israel is +972 (9) 970-9288.  Our website address is www.optibase.com.  However, information contained on our website does not constitute a part of this offer to purchase. We provide professional encoding, decoding, video server upload and streaming solutions for telecom operators, service providers, broadcasters and content creators and our shares are listed on Nasadq under the symbol “OBAS.”

        Additional Information. The name, citizenship, business address, present principal occupation and material positions held during the past five years of our controlling shareholder and each of our current executive officers and directors are set forth in Schedule I to this offer to purchase.

        Except as set forth below, none of Optibase or, to our knowledge after due inquiry of the relevant person, any of the persons listed on Schedule I:

—	has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors); or

—	has been party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

        Available Information. We have filed with the Commission a Schedule TO, which includes this offer to purchase as an exhibit thereto and contains additional information concerning the offer. We are subject to the informational filing requirements of the Exchange Act applicable to “foreign private issuers” and, in accordance therewith, are obligated to file reports, including annual reports on Form 20-F, and other information with the Commission relating to our business, financial condition and other matters.

        These reports and other information should be available for inspection at the public reference facilities of the Commission at 100 F Street, N.E., Washington, D.C. 20549, and at the regional offices of the Commission. Copies of this information should be obtainable by mail, upon payment of the Commission’s customary charges, by writing to the Commission’s principal office at 100 F Street, N.E., Washington, D.C. 20549. Optibase’s filings are also available on the Commission’s website (http://www.sec.gov).

10.	SOURCES AND AMOUNT OF FUNDS.

        The offer is not conditioned upon any financing arrangements. We estimate that the total amount of funds that we will require to consummate the offer, including fees and expenses, is approximately $3.7 million. We possess all necessary funds to consummate the offer from cash on hand.

11.	CONDITIONS TO THE OFFER.

        Notwithstanding any other provisions of the offer, and in addition to (and not in limitation of) our rights to extend the Initial Offer Period or otherwise amend the terms of the offer at any time, we shall not be required to accept for payment and, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act (relating to our obligation to either pay for or return tendered shares promptly after the termination or withdrawal of the offer), pay for, and may delay the acceptance for payment of and accordingly the payment for, any tendered shares, and terminate the offer, if, in our reasonable judgment,

(a)     at 5:00 p.m., New York time, on the Initial Completion Date, any one or more of the following conditions has not been satisfied:

        (1) there shall have been validly tendered and not properly withdrawn at least 678,000 shares, representing at least 5.0% of the voting power in Scopus; and

        (2) in accordance with Israeli law, since the consummation of the offer would result in our being the beneficial owner of Scopus shares representing more than 25.0% of the voting power in Scopus and no other person owns at least 25.0% of the voting power, at the completion of the Initial Offer Period, the aggregate number of shares validly tendered in the offer and not properly withdrawn is greater than the number of shares represented by Notices of Objection to the offer (excluding shares held by us, our controlling shareholders, shareholders who own a controlling parcel of shares in Scopus, or of persons on their behalf or on our behalf, including their relatives and corporations under their control pursuant to Section 331(c) of the Companies Law);

(b)     at any time on or after commencement of the offer and prior to 5:00 p.m., New York time, on the Initial Completion Date,

—	any "event" (as such term is defined below) shall have occurred,

—	we did not know and could not have known of, and we did not foresee and could not have foreseen, in each case, on the date of this offer to purchase, the occurrence of such “event,” and

—	such “event” would cause the terms of the offer as a result of such event to become materially different from the terms which a reasonable offeror would have proposed had it known of such “event” on the date of this offer to purchase;

          For purposes of this paragraph (b), an “event” shall mean any of the following:

    (1)        any action taken, or any statute, rule, regulation, legislation, interpretation, judgment, order or injunction enacted, enforced, promulgated, amended, issued or deemed applicable to the offer, by any legislative body, court, government or governmental, administrative or regulatory authority or agency of competent jurisdiction, domestic or foreign;

(2) any action or proceeding threatened, instituted or pending by any governmental entity or third party before a court or other authority of competent jurisdiction, domestic or foreign;

     (3)        any change that has or will have occurred (or any development that has or will have occurred involving prospective changes) in the business, assets, liabilities, condition (financial or otherwise), prospects or results of operations of Scopus that has, or could reasonably be expected to have, in our reasonable discretion, a material adverse effect on Scopus or, assuming consummation of the offer, on us;

(4) there has or will have occurred, and continue to exist:

—	any general suspension of, or limitation on prices for, trading in securities on Nasdaq;

—	a declaration of a banking moratorium or any suspension of payments in respect of banks in the U.S. (whether or not mandatory);

—	a commencement of a war, armed hostilities or other national or international crisis directly or indirectly involving the U.S. or Israel or a material limitation (whether or not mandatory) by any governmental entity on the extension of credit by banks or other lending institutions;

—	in the case of any of the foregoing existing at the time of the commencement of the offer, a material escalation or the worsening thereof;

—	any change in the general political, market, economic or financial conditions in the U.S., Israel or abroad that could, in our reasonable judgment, have a material adverse effect on us, Scopus or the trading of Scopus shares; or

—	a tender offer or exchange offer for any or all of Scopus shares, or any merger, acquisition, business combination or other similar transaction with or involving Scopus or any of its subsidiaries, shall have been proposed, announced or made by any person or has been publicly disclosed; or

(c)    at least one Israeli business day prior to the Initial Completion Date, we shall not have obtained any approvals, licenses, permits or consents of any competent authority or any other approval, which is required under applicable law in order to purchase the shares pursuant to the offer (see Section 12).  This includes that any U.S. governmental, administrative or regulatory authority or agency has imposed, or has sought to impose, a requirement as to the terms of, or the disclosure with respect to, the offer, the compliance with which would (1) result in unreasonable cost or expense to us, (2) require unreasonable commercial efforts by us, or (3) otherwise would prohibit consummation of the offer or prevent consummation thereof within the time periods prescribed by applicable law. For the purpose of this section, an “Israeli business day” means any day other than Friday, Saturday, a holiday in Israel or any other day on which the banks in Israel are permitted not to be open for business.

        The foregoing conditions may be asserted by us regardless of the circumstances giving rise to any such conditions and, in the case of clauses (b) and (c) above, subject to applicable law, may be waived by us in whole or in part at any time and from time to time until the Initial Completion Date (as may be extended), in each case, in the exercise of our reasonable judgment.

        You should be aware that, under Israeli law, we may not waive the conditions set forth in clause (a).

        Our failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time prior to 5:00 p.m., New York time, on the Initial Completion Date. Any determination by us concerning any condition described in this Section 11 shall be final and binding on all parties. A public announcement may be made of a material change in, or waiver of, such conditions, and the Initial Offer Period may, in certain circumstances, be extended in connection with any such change or waiver.

        Should the offer be terminated pursuant to the foregoing provisions, all tendered shares not theretofore accepted for payment shall promptly be returned by the Depositary to the tendering shareholders.

        The offer is not conditioned on our obtaining financing or the approval of the board of directors of Scopus.

12.	LEGAL MATTERS AND REGULATORY APPROVALS.

        The Securities and Exchange Commission. The Commission may or may not review and comment on this offer to purchase and related documents. However, the offer has not been approved or disapproved by the Commission (or, for that matter, any state securities commission), nor has the Commission (or, for that matter, any state securities commission) passed upon the fairness or merits of the offer or upon the accuracy or adequacy of the information contained in this offer to purchase. Any representation to the contrary is a criminal offense.

        General. In addition, we must receive any necessary material approval, permit, authorization or consent of any U.S., Israeli or other governmental, administrative or regulatory agency (federal, state, local, provincial or otherwise) prior to the Initial Completion Date. We are not aware of any license or regulatory permit that appears to be material to the business of Scopus and its subsidiaries, taken as a whole, that might be adversely affected by our acquisition of shares pursuant to the offer.  If any such material approval or other action is required, we presently contemplate to use our reasonable commercial efforts to obtain such approval or take such action. While, except as otherwise described in this offer to purchase, we do not presently intend to delay the acceptance for payment of, or payment for, shares tendered in the offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions, or that failure to obtain any such approval or other action might not result in unknown or unforeseen consequences adverse to Scopus’ business.  See Section 11 for conditions to the offer, including conditions with respect to regulatory approvals.

13.	FEES AND EXPENSES.

        We have retained The Altman Group to serve as our Information Agent and Computershare Trust Company, N.A. to serve as the Depositary.

        The Information Agent may contact holders of shares by personal interview, mail, telephone, facsimile and other methods of electronic communication and may request brokers, dealers, banks, trust companies and other nominees to forward the materials relating to the offer to beneficial holders. As compensation for acting as Information Agent in connection with the offer, The Altman Group will be paid a reasonable and customary fee for its services and will also be reimbursed for reasonable out-of-pocket expenses and may be indemnified against specified liabilities and expenses in connection with the offer, including specified liabilities under the federal securities laws. We will pay the Depositary reasonable and customary compensation for their services in connection with the offer and reimburse them for reasonable out-of-pocket expenses, and will indemnify them against specified liabilities and expenses in connection with their services, including specified liabilities under the federal securities laws.

        It is estimated that the expenses incurred in connection with the offer will be approximately as set forth below:

Information Agent Fees and Expenses	$10,000
Depositary Fees and Expenses	25,000
Filing Fees	110
Printing and Mailing Costs	10,000
Accounting and legal expenses	60,000
Miscellaneous	10,000

Total	$115,110

        Except as set forth above, we will not pay any fees or commissions to any broker or dealer or other person or entity in connection with the solicitation of tenders of shares pursuant to the offer. We will, upon request, reimburse brokers, dealers, commercial banks and trust companies for customary mailing and handling expenses incurred by them in forwarding materials relating to the offer to their customers.

14.	MISCELLANEOUS.

        We are making the offer to shareholders of Scopus by this offer to purchase and the related documents delivered to you.  We are not aware of any jurisdiction where the making of the offer is prohibited by administrative or judicial action pursuant to any valid state statute. If we become aware of any valid state statute prohibiting the making of the offer or the acceptance of the shares pursuant thereto, we will make a good faith effort to comply with such statute or seek to have such statute declared inapplicable to the offer. If, after this good faith effort, we cannot comply with the state statute, subject to applicable law, the offer will not be made to (nor will tenders be accepted from or on behalf of) holders of shares in that state. In those jurisdictions where the securities, blue sky or other laws require the offer to be made by a licensed broker or dealer, we will endeavor to make arrangements to have the offer made on our behalf by one or more registered brokers or dealers licensed under the laws of such jurisdictions.

        No person has been authorized to give any information or to make any representation on our behalf not contained herein or in the related documents delivered to you and, if given or made, such information or representation must not be relied upon as having been authorized.

        Pursuant to Rule 14d-3 under the Exchange Act, we have filed with the Commission the Schedule TO, together with exhibits, furnishing additional information with respect to the offer. The Schedule TO and any amendments thereto, including exhibits, should be available for inspection at the public reference facilities of the Commission at 100 F. Street, N.E., Washington, D.C. 20549, and at the regional offices of the Commission. Copies of this information should be obtainable by mail, upon payment of the Commission’s customary charges, by writing to the Commission’s principal office at 100 F. Street, N.E., Washington, D.C. 20549.  The Commission also maintains a website http://www.sec.gov that contains reports and other information filed electronically with the Commission.

         Optibase Ltd.

July 6, 2007

ANNEX A

Excerpt of Section 331 of the Israeli Companies Law 5759-1999
(Unofficial Translation from Hebrew)

“331. Consent of Shareholders:

(a)     A special tender offer shall be addressed to all offerees, and the offerees may announce their consent to the special tender offer or their objection thereto.

(b)     A special tender offer may not be accepted unless a majority of the votes of offerees, who announced their position with respect thereto, agreed to the offer.

(c)     In counting the votes of the offerees, the votes of a controlling shareholder of the offeror or of a person who owns a controlling parcel of shares in the company, or of persons on their behalf or of the offeror, including their relatives and corporations under their control, shall be excluded.

(d)     If a special tender offer is accepted, then all offerees, who had not announced their position with respect to the offer or who objected to the offer, may agree to the offer, no later than four days after the last date for acceptance of the tender offer, or any other date to be set by the Minister for this purpose, and they shall be treated as though they initially agreed to the offer.”

ANNEX B

Definition of Israeli Resident for Israeli Tax Purposes
(Unofficial Translation from Hebrew)

The following is an excerpt of Section 1 of the Israeli Income Tax Ordinance [New Version], 1961, as amended, which defines a “resident of Israel” or a “resident” as follows:

(A)	With respect to an individual - a person whose center of vital interests is in Israel; for this purpose the following provisions will apply:
(1)	in order to determine the center of vital interests of an individual, account will be taken of the individual’s family, economic and social ties, including, among others:
(a)	place of permanent residence;
(b)	place of residential dwelling of the individual and the individual’s immediate family;
(c)	place of the individual’s regular or permanent occupation or the place of his permanent employment;
(d)	place of the individual’s active and substantial economic interests;
(e)	the place of the individual’s activities in organizations, associations and other institutions;
(2)	the center of vital interests of an individual will be presumed to be in Israel:
(a)	if the individual was present in Israel for 183 days or more in the tax year;
(b)	if the individual was present in Israel for 30 days or more the tax year, and the total period of the individual’s presence in Israel that tax year and the two previous two tax years is 425 days or more.
For the purposes of this provision, a “day” includes a part of a day;
(3)	the presumption in subparagraph (2) may be rebutted either by the individual or by the assessing officer;
(4)	...;

(B)	With respect to a body of persons - a body of persons which meets one of the following:
(1)	it was incorporated in Israel;
(2)	the control and management of its business is exercised in Israel.

SCHEDULE I

CONTROLLING SHAREHOLDER, DIRECTORS AND EXECUTIVE OFFICERS OF
OPTIBASE

        The following table sets forth the name, current principal occupation or employment, and material occupations, positions, offices or employments for the past five years, of our controlling shareholder and each of our directors and executive officers.  Unless otherwise indicated, each person identified below is employed by Optibase. The principal address of Optibase, and unless otherwise indicated below, the current business address for each individual listed below, is 2 Gav Yam Center, 7 Shenkar Street, Herzliya 46120, Israel.

Name and Position with Optibase	Current Principal Occupation or Employment, Business Address and Material Positions in the Past 5 Years	Citizenship
Tom Wyler President, Chief Executive Officer, Executive Chairman of the Board of Directors and Controlling shareholder	President, Chief Executive Officer and Executive Chairman of the Board of Directors of Optibase (2002-2007)	Switzerland
Amir Philips Chief Financial Officer	Chief Financial Officer of Optibase (since May 2007)

Material Positions in last 5 Years:
- VP Finance of Optibase Inc, (September 2004 - May 2007)
	- Corporate Controller of Optibase (July 2001- August 2004)	Israel
David Sackstein Vice President Research and Development	Vice President Research and Development of
Optibase and Chief Technological Officer (since September 2005)

Material Positions in last 5 Years:
- General Manager of the Video Technologies Product Line, (November 2003 - September 2005)
	- VP Advanced Technologies (2002-November 2003)	Israel
Adam Schadle President of Optibase Inc. and Vice President of Sales North and South America	President of Optibase Inc. and Vice President
of Sales North and South America of Optibase (since October 2004)

Material Positions in last 5 Years:
	- VP Sales North and South America of Optibase (2002-October 2004)	USA
Yaron Comarov Vice President of Operations	Vice President of Operations of Optibase (2002-2007)	Israel
Orna Gil-Bar Shir Vice President of Human Resources	Vice President of Human Resources of Optibase (2002-2007)	Israel
Meir Sudry Vice President of Professional Services and Projects	Vice President of Professional Services
and Projects of Optibase (June 2006-2007)

Material positions in last 5 Years:
- Project manager at the Professional Services department at Optibase (March
2005 - June 2006)
- Senior System Engineer at the Tank Modernization Program in the Israeli
	Military Industries (2002- 2005)	Israel
Udi Shani Executive Vice President of International Sales	Executive Vice President of International Sales of Optibase (2005-2007) Material positions in last 5 Years: - Founded and Managed the Americas IPTV sales force (2002-2005)	Israel
Yossi Aloni Vice President of Marketing	Vice President of Marketing of Optibase (January 2006-2007)

Material positions in last 5 Years:
- Director of Projects (January 2006 - May 2006)
- Director of Broadcast Solutions at Optibase (May 2005 - January 2006)
- Director of Engineering/Chief Engineer at Telad, and Israeli channel
	originator (1998-2005)	Israel

Name and Position with Optibase	Current Principal Occupation or Employment, Business Address and Material Positions in the Past 5 Years	Citizenship
Dana Tamir Director	Chief of Staff of the VAS group in Comverse (since March 2007)

Address of Comverse:
29 Habarzel St.Ramat Hachayal Tel-Aviv 69710, Israel

Material positions in last 5 Years:
- Co-Manager of the Indian Offshore Operation of Comverse (March 2006 - March 2007)
Chief Operations Officer of Comverse MMS (January 2005- March 2006)
Consultant for TSG group in NESS Technologies (January 2004 - December 2004)
	Initiator & Co-CEO of PureWaters (2002-2004)	Israel
Chaim Labenski Director	Private investor Address: 7 Fishman Mymon, Tel-Aviv 64236, Israel	Israel
Alex Hilman Director	Partner in Hilman & Co. Address of Hilman & Co: 126 Igal Alon St.,Tel-Aviv 67443, Israel	Israel
Gil Weiser Director	Director of Fundtech Ltd., ClickSoftware Technologies Ltd. and Chief
Executive Officer of Orsus Solutions Israel Ltd. (2004-2007)

Address of Orsus Solutions Israel Ltd.:
3 Haplada St., Or Yehuda 60218, Israel

Material positions in last 5 Years:
- Chairman of the Executive Board of Haifa University (1994 - 2006)
	- Board member of the Tel-Aviv Stock Exchange (2002 - 2004)	Israel

        The Depositary for the offer is:

By Mail:	By Facsimile Transmission:	By Hand or Overnight Courier:

Computershare Trust Company, N.A.	For Eligible Institutions Only:	Computershare Trust Company, N.A.
Attention: Corporate Actions	(781) 930-4942	Attention: Corporate Actions
P.O. Box 859208		161 Bay State Drive
Braintree, MA 02185	For Confirmation Only Telephone:	Braintree, MA 02184
(781) 930-4900

        The Information Agent for the offer is:

1200 Wall Street West, 3rd Floor
Lyndhurst, NJ 07071

U.S. toll-free: (800) 622-1525
Banks and brokers outside the U.S. call: (201) 806-7300